The Real Brokerage Inc. Appoints Raj Naik as Chief Operating Officer

Technology Entrepreneur Executive to Grow Brokerage Operations

NEW YORK AND TORONTO -- November 15, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that Raj Naik will join its management team as Chief Operating Officer.

Naik will be responsible for driving operational efforts, growth initiatives, and transforming the service level offered to the agents supported by Real's technology platform. As the organization continues to scale, Naik will tap into his two decades of experience leading fast-growing business units to guide Real through its next pivotal phase.

"I was looking for a company that had interesting and proven technology in place, but also had a strong desire to keep developing cutting-edge solutions," said Real Chief Operating Officer, Raj Naik. "Simply put, Real checked those boxes. There is no reason Real cannot be the dominant player in the market, as the company expands into more states and international markets."

Naik has been an entrepreneur and technologist for over 20 years. Naik joins Real from Workrise (previously RigUp), a workforce management platform for the skilled trades, where he served as Managing Director for its construction business unit and was a member of the executive leadership team. Naik also spent nearly four years at Uber holding senior leadership positions in the rides, vehicle solutions and UberEats business units. Prior to Uber, Naik held executive or founding roles at start-ups in election software, family safety technology, and business performance and compliance software. Naik founded his first company with friends while studying at the University of North Carolina at Chapel Hill, later sold to Oracle.

"On behalf of everyone at Real we are looking forward to having Raj join the executive team," said Real co-founder and CEO Tamir Poleg. "We are confident that Raj can help grow our business through his extensive experience and background. Raj also fits right into the welcoming and people-oriented culture of the Real family."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 38 U.S. states and the District of Columbia. Real is building the future, together with more than 3,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing, and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1-201-564-4221

Investors, for more information, please contact:

Hayden IR
James Carbonara
james@haydenir.com
646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, Raj Naik's role at the Company and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.